TRANSFER AGENCY AND SERVICE AGREEMENT

FEE SCHEDULE

Effective February 1, 2016

Fee Schedule for Services as Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing Agent for the Institutional Class, Administrative Class and Investor Class of the following Funds:

DOMESTIC EQUITY	STRATEGIC MARKETS
Harbor Capital Appreciation Fund	Harbor Commodity Real Return Strategy Fund
Harbor Mid Cap Growth Fund	Harbor Unconstrained Bond Fund
Harbor Small Cap Growth Fund
Harbor Small Cap Growth Opportunities Fund	FIXED INCOME
Harbor Large Cap Value Fund	Harbor Convertible Securities Fund
Harbor Mid Cap Value Fund	Harbor High-Yield Bond Fund
Harbor Small Cap Value Fund	Harbor Bond Fund
Harbor Real Return Fund
INTERNATIONAL AND GLOBAL EQUITY
Harbor International Fund	MONEY MARKET
Harbor International Growth Fund	Harbor Money Market Fund
Harbor Global Growth Fund
Harbor Emerging Markets Equity Fund
Harbor Diversified International All Cap Fund
Harbor International Small Cap Fund

Fees for the Institutional Class and Administrative Class are based on the average daily net asset value of the respective Fund. Fees are billable on a monthly basis at a rate of up to 0.065% of the average daily net assets for the preceding month.

Fees for the Investor Class are based on the average daily net asset value of the respective Fund. Fees are billable on a monthly basis at a rate of up to 0.185% of the average daily net assets for the preceding month.

All mass mailings to shareholders shall be the responsibility of the Fund, except that Harbor Services Group, Inc. shall provide the Fund with the appropriate mailing labels.

HARBOR FUNDS on behalf of Each of the Funds listed above	HARBOR SERVICES GROUP, INC.

/s/ Erik D. Ojala	/s/ Charles P. Ragusa
Erik D. Ojala, Vice President and Secretary	Charles P. Ragusa, President